Exhibit 99.1

Safe-T Reports Financial Results for the Second Quarter of 2019

HERZLIYA, Israel, August 29, 2019 - Safe- T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for the hybrid cloud, today announced its financial results for the second quarter and six-month period ended June 30, 2019. The results include 18 days of the financial results of NetNut which was acquired by Safe-T on June 12, 2019, for the period from the acquisition date through June 30, 2019.

Safe-T reported that during the three-month period ended June 30, 2019, revenues totaled $394,000, an increase of 33% compared to $297,000 in the three-month period ended June 30, 2018.

Revenues for the six-month period ended June 30, 2019 totaled $821,000, an increase of 9% compared to $755,000 in the six-month period ended June 30, 2018.

The Company’s cash balance at the end of the quarter was $943,000.

Recent Developments:

●	Based on the findings of a preliminary due diligence performed by reputable patent experts, Safe-T is examining potential infringements of its patents by local and global companies, including American Fortune 500 companies. For that purpose, the Company engaged an Israeli law firm and patent experts, specializing in the field, to assist it in determining the strategy and managing the proceedings related to these alleged international patent infringements.

Second Quarter 2019 Highlights:

●	The Israel Patent Office granted a patent to Safe-T’s wholly-owned subsidiary, Safe-T Data A.R Ltd., covering its reverse access technology. The Israeli patent number 218185 is titled “Reverse Access System for Securing Front-End Applications.”
●	Following the launch of Safe-T’s SmarTransfer™ solution and the receipt of an order from a military-grade customer, Safe-T successfully completed the product’s implementation on the customer’s premises.
●	The Company launched its user and web-based anomaly detection product, named Safe-T Telepath. Safe-T completed integrating the Safe-T Telepath as part of Safe-T’s Software Defined Perimeter (SDP) solution.
●	Safe-T was named a Representative Vendor in Gartner’s April 2019 Market Guide for Zero Trust Network Access, identifying Safe-T as a Representative Vendor for a stand-alone ZTNA offering.
●	Safe-T received a purchase order for its SDP solution from a leading European manufacturer, specializing in the connected devices industry and IoT solutions.
●	Three new leading E-commerce customers joined NetNut’s customer base.
●	A leading cloud provider and Safe-T launched the SDA solution with six U.S. customers.
●	The Company launched its unique SDP (otherwise known also as Zero Trust Network Access) cloud service.

Three months ended June 30, 2019 Financial Results

●	Total revenues amounted to $394,000 (Q2 2018: $297,000). The increase is mainly due to consolidation of NetNut’s revenues, since the acquisition date of June 12, 2019.
●	Cost of revenues totaled $239,000 (Q2 2018: $206,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of intangible assets acquired under the acquisition, partially offset by a decrease resulting from the streamlining of support and post sales teams.
●	Research and development (R&D) expenses were $559,000 (Q2 2018: $547,000). The slight increase was mainly attributed to enhanced investment in R&D subcontractors’ costs, partially offset by reduced salary costs.
●	Sales and marketing expenses (S&M) totaled $739,000 (Q2 2018: $1,556,000). The decrease was primarily attributed to a reduction of salary costs, as well as overall professional and marketing costs.
●	General and administrative expenses (G&A) totaled $956,000 (Q2 2018: $440,000). The increase is a result of higher share-based costs and professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the NetNut acquisition, as well as the debentures used to finance such acquisition.
●	IFRS net loss totaled $226,000, or $0.002 basic loss per ordinary share (Q2 2018: $2,308,000, or $0.10 basic loss per ordinary share).
●	Non-IFRS net loss was $1,744,000, or $ 0.01 basic loss per ordinary share (Q2 2018: $2,307,000, or $0.10 basic loss per ordinary share).

Six months ended June 30, 2019 Financial Results

●	Total revenues amounted to $821,000 (H1 2018: $755,000). The main reason for the increase is consolidation of NetNut’s revenues since the acquisition date of June 12, 2019, partially offset by a reduction of revenues in the APAC region.
●	Cost of revenues totaled $416,000 (H1 2018: $429,000). The decrease is mainly due to streamlining of support and post sales teams, partially offset by an increase due to amortization costs of intangible assets acquired with the NetNut acquisition.
●	R&D expenses were $1,373,000 (H1 2018: $1,034,000). The increase was mainly attributed to enhanced investment in R&D staff during the first quarter of 2019, as well as an increase in subcontractors’ costs.
●	S&M expenses totaled $1,637,000 (H1 2018: $3,149,000). The decrease was primarily attributed to a reduction of overall salaries, professional and marketing costs.
●	G&A expenses totaled $1,628,000 (H1 2018: $927,000). The increase is a result of higher share-based costs and professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the NetNut acquisition, as well as the debentures used to finance such acquisition.
●	IFRS net loss totaled $2,510,000, or $0.02 basic loss per ordinary share (H1 2018: $3,912,000, or $0.18 basic loss per ordinary share).
●	Non-IFRS net loss was $3,526,000, or $ 0.03 basic loss per ordinary share (H1 2018: $4,399,000, or $0.12 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the six and three month periods ended June 30 of 2019 and 2018, respectively:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2019	2018	2019	2018	2018

Net loss for the period	2,510	3,912	226	2,308	11,753
Issuance expenses	-	-	-	-	517
Amortization of intangible assets	201	125	126	63	276
Share-based compensation	529	303	275	106	381
Finance liabilities at fair value	(1,746)	(915)	(1,919)	(168)	1,891
Total adjustment	(1,016)	(487)	(1,518)	1	3,065
Non-IFRS net loss	3,526	4,399	1,744	2,307	8,688

Balance Sheet Highlights

●	In April 2019 and June 2019, Safe-T completed a $6,000,000 (“transaction price”) convertible debenture financing which included (1) debentures convertible into ADSs (the “Debentures”), (2) warrants, and (3) an option to issue an additional debenture on the same terms, not including additional warrants, until December 4, 2019 (the “Option”). These financial instruments were classified as long-term financial liabilities in the consolidated statement of financial position as of June 30, 2019 (the warrants and Option as “derivative financial instruments” and the Debentures as “convertible debenture”), and are measured at fair value through profit or loss in each reporting period. The financial liabilities were initially recognized at fair value, adjusted to defer the difference between the fair value at initial recognition and the transaction price (“day 1 loss”). The financial liabilities are measured at fair value in each period-end while unrecognized day 1 loss is amortized over the contractual life of each instrument, and both are carried to equity upon exercise/conversion of the respective host instrument. During June 2019, the lenders were issued 346,428 ADSs upon conversion of debentures, and as a result, a net amount of $224,000 was classified to equity. As of June 30, 2019, the convertible debentures and the warrants (including the Option) totaled to $2,527,000 and $1,327,000, respectively.
●	On June 12, 2019, Safe-T completed the NetNut Ltd. acquisition, which included the purchase of all (100%) of the share capital of NetNut, and certain assets of DiViNetworks Ltd., NetNut’s controlling shareholder, which assets are required for the ongoing operations of NetNut. The total purchase price amounted to $11,396,000 (including an amount of $2,008,000 for a contingent consideration) and was allocated to net tangible and intangible assets acquired and goodwill, as follows: an amount of $7,589,000 as goodwill, an amount of $4,651,000 as technology and contractual suppliers’ relations, an amount of $259,000 as customers’ relations, an amount of $199,000 as servers, an amount of $276,000 as net tangible liabilities and an amount of $1,026,000 as a deferred tax liability. The results of NetNut are consolidated with the Company’s financial results commencing June 12, 2019. After the acquisition, tangible and intangible assets will be depreciated and amortized periodically, while goodwill will not be amortized but rather tested for impairment at least annually or upon the occurrence of triggering events. The contingent consideration will be measured at fair value with periodic changes carried to the income statement.
●	As of June 30, 2019, cash and cash equivalents totaled $943,000, compared to $3,717,000 on December 31, 2018. The decrease in cash and cash equivalents is attributed mainly to the net loss during the first half of 2019, partially offset by the debenture funding that was not used for the NetNut acquisition.
●	As of June 30, 2019, shareholders’ equity totaled $6,423,000, compared to $3,710,000 on December 31, 2018.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential of its products. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 25, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2019	2018	2018
	(Unaudited)		(Audited)

Assets
Current assets:
Cash and cash equivalents	943	1,995	3,717
Restricted deposits	107	93	104
Trade receivables	781	779	854
Other receivables	1,451	147	231
Total current assets	3,282	3,014	4,906

Non-current assets:
Property, plant and equipment, net	330	167	143
Deferred issuance expenses	-	206	-
Right of use assets	534	-	-
Goodwill	8,112	523	523
Intangible assets	5,510	640	796
Total non-current assets	14,486	1,536	1,462
Total assets	17,768	4,550	6,368

Liabilities and equity
Current liabilities:
Short-term loan	24	-	-
Trade payables	1,602	194	103
Other payables	1,325	905	951
Contract liability	615	727	495
Contingent consideration	2,011	-	-
Short-term lease liabilities	219	-	-
Liability in respect of the Israeli Innovation Authority	27	71	49
Total current liabilities	5,823	1,897	1,598

Non-current liabilities:
Contract liability	186	269	249
Long-term lease liabilities	367	-	-
Liability in respect of anti-dilution feature	-	468	-
Derivative financial instruments	1,327	23	729
Deferred tax liability	1,021	-	-
Convertible debentures	2,527	-	-
Liability in respect of the Israeli Innovation Authority	94	-	82
Total non-current liabilities	5,522	760	1,060
Total liabilities	11,345	2,657	2,658

Equity:
Ordinary shares	-	-	-
Share premium	46,604	31,585	41,594
Other equity reserves	12,018	12,156	11,805
Accumulated deficit	(52,199)	(41,848)	(49,689)
Total equity	6,423	1,893	3,710
Total liabilities and equity	17,768	4,550	6,368

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year Ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	821	755	394	297	1,466
Cost of revenues	416	429	239	206	791
Gross profit	405	326	155	91	675

Research and development expenses, net	1,373	1,034	559	547	2,414
Sales and marketing expenses	1,637	3,149	739	1,556	5,542
General and administrative expenses	1,628	924	956	440	1,925
Operating loss	(4,233)	(4,781)	(2,099)	(2,452)	(9,206)

Finance income (expenses), net	1,720	872	1,870	147	(2,541)
Taxes on income (expenses), net	3	(3)	3	(3)	(6)
Total comprehensive loss	(2,510)	(3,912)	(226)	(2,308)	(11,753)

Basic loss per share	(0.02)	(0.18)	(0.002)	(0.10)	(0.33)

Diluted loss per share	(0.02)	(0.18)	(0.006)	(0.10)	(0.35)